UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Protherics Plc
(Name of Issuer)

Ordinary Shares
(Title of Class Securities)

Not applicable
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]	Rule 13d-1(b)
	[ ]	Rule 13d-1(c)
	[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  Not applicable.

1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
M&G Investment Management Limited

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization
United Kingdom

5.
Sole Voting Power
12,593,076

6.
Shared Voting Power
None

7.
Sole Dispositive Power
12,593,076

8.
Shared Dispositive Power
None

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
12,593,076

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable

11.
Percent of Class Represented by Amount in Row (9)
6.69%

12.
Type of Reporting Person (See Instructions)
IA

Item 1.

(a) Name of Issuer:
Protherics Plc, a successor issuer to Therapeutic
Antibodies Inc. under Rule 12g-3 of the Act, pursuant to a merger between a subsidiary of Proteus International plc and Therapeutic
Antibodies Inc., effective September 15, 1999.

(b) Address of Issuer's Principal Executive Offices:
Beechfield House
Lyme Green Business Park
Macclesfield, Cheshire, England SK11 0JL

Item 2.

(a) Name of Person Filing:
	M&G Investment Management Limited ("M&G")

(b) Address of Principal Business Office or, if none, Residence:
	Laurence Pountney Hill, London, England EC4R OHH    (M&G)

(c) Citizenship:
United Kingdom (M&G Investment Management Limited)

(d) Title of Class of Securities:
Ordinary Shares

(e) CUSIP Number:
Not applicable.

Item 3.	Type of Person:

(e) An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E)

Item 4.	Ownership (at December 31, 2002)

(a) Amount beneficially owned: 12,593,076

 (b)	Percent of class: 6.69%

 (c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 12,593,076

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 12,593,076

(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class

		Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

		Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
	 	the Security Being Reported on By the Parent Holding Company

		Not applicable.

Item 8.	Identification and Classification of Members of the Group

		Not Applicable.

Item 9.	Notice of Dissolution of Group

		Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuers of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 11, 2003
Date

PPM America, Inc.
/s/ Drew Ahrens
	Drew Ahrens
	Vice-President Compliance
Signature

Vice President - Compliance
Name/Title